Ready Capital Corporation

1251 Avenue of the Americas, 50th Floor

New York, NY

February 5, 2021

Via EDGAR and E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Ready Capital Corporation (the “Company”) Registration Statement on Form S-4 (File No. 333-251863), as amended (the “Registration Statement”)—Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as amended, effective under the Securities Act at 4:00 p.m., Eastern Time, on February 9, 2021, or as soon thereafter as practicable. We also request that the Commission specifically confirm such effective date and time to us in writing.

Sincerely,

READY CAPITAL CORPORATION

By:	/s/ Thomas E. Capasse
Thomas E. Capasse
Chairman and Chief Executive Officer